UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13859

AMERICAN GREETINGS CORPORATION

(Exact name of registrant as specified in its charter)

One American Road

Cleveland, Ohio 44144

(216) 252-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, Par Value $1.00

Class B Common Shares, Par Value $1.00

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Shares, Par Value $1.00 – 0 holders

Class B Common Shares, Par Value $1.00 – 0 holders

On August 9, 2013, pursuant to the previously disclosed Agreement and Plan of Merger, dated March 29, 2013, among American Greetings Corporation (the “Company”), Century Intermediate Holding Company, a Delaware corporation (“Parent”), and Century Merger Company, an Ohio corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), as amended by Amendment No. 1 to Agreement and Plan of Merger, among the Company, Parent and Merger Sub (the “Merger Agreement”), Merger Sub merged with and into the Company, with the Company surviving (the “Merger”).

Pursuant to and at the effective time of the Merger, the Articles of Incorporation of the Company were amended and restated to be substantially in the form of the Articles of Incorporation of Merger Sub, and each share of common stock, par value $0.01, of Merger Sub was converted into and became one common share, par value $0.01, of the Company. As a result, the only authorized and outstanding capital stock of the Company is 100 common shares, par value $0.01, all of which are held by Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN GREETINGS CORPORATION
Date:	August 22, 2013	By:	/s/ Christopher W. Haffke
		Name:	Christopher W. Haffke
		Title:	Vice President, General Counsel and Secretary